Exhibit 99.132

ImmunoPrecise and LiteVax Advance SARS-CoV-2 Vaccine Candidate

VICTORIA, BC, Dec. 14, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (“IPA”) (TSXV: IPA) (IPATD: IPA) (FSE: TQB), a leader in full-service, therapeutic antibody discovery and development and LiteVax BV (Oss, the Netherlands), today announced the nomination of a lead vaccine for further (pre-) clinical evaluation and development based on results from their collaborative preclinical immunogenicity study. IPA and LiteVax selected the vaccine candidate following an assessment of the immunogenicity profiles of multiple SARS-CoV-2 vaccine candidates, each having an empirically designed, single SARS-CoV-2 spike protein segment, in non-rodent species. Using IPA’s extensive data sets, candidates were screened and optimized to maximize the inclusion of functional, antigenic, epitopes while simultaneously minimizing the total foreign epitope exposure, thereby potentially reducing long-term, negative side effects.

Immunization of swine with a low dose of the selected candidate resulted in significant serum reactivities towards the SARS-CoV-2 spike protein segment. Furthermore, select formulations were adjuvanted with LiteVax’s novel class of carbohydrate derivative-based adjuvant to evaluate the potential benefit of co-formulation. When compared to non-adjuvant formulations, the combination with LiteVax’s adjuvant induced substantially higher immune responses. No adverse effects were observed for any of the treatment groups. This study was held at IRTA, (Catalonia, Spain) and supported by TRANSVAC2, a vaccine research and development (R&D) infrastructure that aims to accelerate the development of safe, effective and affordable vaccines (EC-funded project, grant agreement N° 730964).

“We are inspired by the positive results from our initial preclinical studies evaluating the potential of PolyTope therapies as single-low-dose vaccines for diseases such as SARS-Cov-2. In these studies, our newly selected vaccine formulation demonstrated significant antibody responses towards the full SARS-Cov-2 spike timer following a single injection, an effect that was enhanced through co-formulation with LiteVax’s adjuvant,” stated Ilse Roodink, Global Project Lead for the Company’s Coronavirus programs. “By leveraging a data-driven approach to the design of the SARS-CoV-2 spike protein, we are able to minimize unnecessary exposure while optimizing efficacy and are confident that we are nominating the best possible candidate from this study for continued development. We look forward to progressing this partnership and to continuing to learn about the potential of this unique collaboration to provide a safe, effective, vaccine for at-need patients.

Viral neutralization potency screening of the induced immune responses is scheduled for January. IPA and LiteVax also anticipate initiating additional, parallel preclinical studies to evaluate the durability and efficacy of immune responses in large non-rodents in more detail, as well as in a SARS-CoV-2 Syrian hamster model.

About TRANSVAC

TRANSVAC2 is a European vaccine research and development (R&D) infrastructure that aims to accelerate the development of safe, effective and affordable vaccines that shall be one of the most successful and cost-effective public health tools for disease prevention. However, vaccine development is time-consuming and complex, requiring a combination of specialized skills and technical capacities not readily available within a single organization. In order to facilitate access to these skills and capacities, and to promote collaborations in the European vaccine landscape, TRANSVAC2 offers high quality technical services across four different service platforms: Technology (for process development and GMP production), Immunocorrelates & Systems Biology, Animal models, and support for Clinical Trials.

TRANSVAC2 has received funding from the European Union’s Horizon 2020 research and innovation program under grant agreement N° 730964.

About LiteVax

LiteVax BV is a Dutch biopharmaceutical SME with the mission to impact global health by developing and exploiting novel immunoadjuvants to increase vaccine efficacy. New and more effective vaccines against a wide range of infectious diseases are needed as evidenced by the recent outbreaks. For further information, please contact luukhilgers@litevax.com.

About IRTA

IRTA is a research institute dedicated to agro-alimentary R&D&I within the areas of vegetal and animal production, agri-food industries, environment and global change, and economy. Transfer of IRTA scientific advances contribute to modernity, competitivity and sustainable development within the agrarian, food and fishery sectors, provision of healthy food for consumers and the improvement of human welfare. IRTA is ascribed to the Department of Agriculture, Livestock, Fisheries and Food (DARP) of the Catalan Government. http://www.irta.cat/en/

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

About IPA’s SARS Polytope™ Therapies

Monoclonal antibodies were derived from several animal species, including humans, llama, rabbits and transgenic OmniAb® (humanized) animals to access a broad epitope coverage. IPA exploits multiple antibody formats, valency, and size to select antibodies against multiple/rare epitopes. In a global effort involving its scientists in North America and Europe, IPA has now developed a rich and diverse discovery portfolio of SARS-CoV-2 candidate antibodies yielding epitope and functional diversity.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31st, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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CO: ImmunoPrecise Antibodies Ltd.

CNW 07:20e 14-DEC-20